Sun Life names Tom Murphy new Chief Risk Officer

TORONTO, ON – (November 14, 2022) – Sun Life is pleased to announce the appointment of Tom Murphy as Executive Vice-President and Chief Risk Officer, effective December 1, 2022. Tom is currently President of Fixed Income and Head of Institutional Business for SLC Management, Sun Life's alternatives asset manager.



Tom Murphy, EVP and Chief Risk Officer

In his new role, Tom will lead all aspects of risk management across Sun Life globally, including Financial, Insurance, Credit, Operational and Enterprise Risk. He will also have oversight responsibility for our global Actuarial and Asset Liability Management (ALM) functions.

Tom brings more than 25 years of global asset management experience to Sun Life. He joined SLC Management in 2018 as Head of Affiliate Development and Business Strategy. Prior to that, he was a Senior Partner with Mercer for 20 years where he built and led the company's investment management businesses in Europe and also led Mercer's North American Investments and Actuarial businesses.

"We're excited to have Tom join Sun Life's Executive Team as our Chief Risk Officer. Tom's global depth of knowledge and experience, particularly in asset management and the pension space, will be a tremendous asset to his new role," said Kevin Strain, President and CEO of Sun Life. "Sun Life's approach to prudent risk management has always been a pillar of our success and having Tom leading and taking a fresh look at these efforts will serve our company well."

A native of Dublin, Ireland, Tom holds a Bachelor's degree in Economics and Statistics from University College Dublin and has a Master of Business Administration from UCD Michael Smurfit Graduate School of Business in Dublin. He is a Fellow of the Society of Actuaries in Ireland. Tom is also a member of the Massachusetts Board and Chair of the Development Committee for Bottom Line, a non-profit organization dedicated to supporting low income and first-generation students enroll into and get through college. Tom will work from Sun Life's offices in Wellesley, Massachusetts and Toronto, Canada.

Tom succeeds Colm Freyne, Executive Vice-President and Chief Risk Officer, who will retire from Sun Life on May 1, 2023, after serving 20 years with the company. Colm will transition to the role of special advisor to the CEO on December 1, 2022. He will also support Tom in his onboarding to the Chief Risk Officer role and provide strategic advisory support to the Executive Team until his retirement.

Colm joined Sun Life in 2003 and has held various progressive, executive roles with the company. From 2009 to 2017, he served as Sun Life's Chief Financial Officer and then moved into his current role as Chief Risk Officer in 2017 where he currently leads Risk Management, Actuarial and ALM.

"On behalf of Sun Life, I want to thank Colm for his years of service and loyalty and wish him well in his retirement," said Strain. "Colm has played a significant role in Sun Life's successful growth and trajectory over the past two decades. He also helped lead the organization through a period of turbulence during the 2008 Global Financial Crisis, from which Sun Life emerged in a position of strength. Personally, I have greatly benefited from Colm's advice and counsel at the Executive Team leadership table, and I am pleased he will remain with Sun Life in an advisory capacity where we will continue to benefit from his expertise."

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About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2022, Sun Life had total assets under management of $1.27 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Rajani Kamath
Assistant Vice-President,
Corporate Communications
Tel: 647-515-7514
rajani.kamath@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President,
Head of Investor Relations and Capital Markets
Tel: 416-979-6496
yaniv.bitton@sunlife.com